Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction
Stratum Star Limited	British Virgin Islands

Alpine Eagle Limited	British Virgin Islands

J-Long Limited	Hong Kong

Sun Choice Enterprises Limited	Hong Kong

J-Long Trims Vietnam Co., Ltd	Vietnam